November 27, 2024

Richard L. Jackson
Chief Executive Officer
Jackson Acquisition Co II
2655 Northwinds Parkway
Alpharetta, GA 30009

       Re: Jackson Acquisition Co II
           Amendment No.2 to Registration Statement on Form S-1
           Filed November 25, 2024
           File No. 333-282393
Dear Richard L. Jackson:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15, 2024 letter.

Amendment No.2 to Registration Statement on Form S-1
Risk Factors
If we seek shareholder approval of our initial business combination . . ., page
44

1. We note the revisions made in response to prior comment 4 and we reissue. We continue to note references in the prospectus to your sponsor, officers, and directors agreeing to vote any founder shares, private placement share and public shares in favor of an initial business combination. We also note that the letter agreement filed as Exhibit 10.2 requires such individuals to vote any shares owned in favor of an initial business combination. Please revise the disclosure throughout the prospectus and Exhibit 10.2 for consistency and explain how such voting requirements are consistent with the Tender Offer Rules and Schedules Compliance and Disclosure
 November 27, 2024
Page 2

      Interpretation 166.01.
        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Michael K. Bradshaw, Jr., Esq.